SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2008

List of Exhibits:

1.	News Release entitled, “Ditch Witch and CNH Capital Announce New Ditch Witch Platinum Card Plus”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 18, 2008

For Immediate Release
For more information, contact:
Ben Sterling, CNH Capital
Ben.sterling@cnh.com
(262) 636-6949

Ditch Witch and CNH Capital Announce

New Ditch Witch Platinum Card Plus

RACINE, Wis., March 17, 2008 — The Ditch Witch® organization, an industry leader in the design and manufacture of underground construction equipment, has entered into an agreement with CNH Capital America LLC (“CNH Capital”), the Racine, Wis.-based financial services business of agricultural and construction equipment maker CNH Global N.V., to offer the new Ditch Witch Platinum Card Plus, which Ditch Witch customers can use to finance parts, service, rental and accessory purchases at Ditch Witch dealerships.

The card provides flexible financing solutions for commercial customers of Ditch Witch equipment. Ditch Witch Platinum Card Plus cardholders can consolidate monthly billing, manage expenses, get detailed account information online and receive a variety of financing promotions.

“There is no better way to finance parts, service, and rental purchases than with the Ditch Witch Platinum Card Plus,” says Ed MacGregor, manager of Customer and Dealer Finance for Ditch Witch. “Our customers can use the card at participating Ditch Witch dealerships nationwide. It’s one more way of demonstrating our commitment to total customer satisfaction.”

“CNH Capital is delighted to offer custom financing solutions to one of the most respected brands in underground construction equipment,” says Don Pralle, Senior Director, CNH Capital Partner Programs. “Ditch Witch is a perfect fit for CNH Capital, given our company’s expertise in the construction equipment lending business.”

About CNH Capital

CNH Capital, the financial services business of CNH Global N.V. (NYSE: CNH), provides a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on nearly 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $15 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at www.cnhcapital.com .

About Ditch Witch

Ditch Witch specializes in the design and manufacture of high-quality underground construction equipment. The company is a one-stop source for trenchers, vibratory plows, pneumatic piercing tools, backhoes, electronic guidance and locating tools, horizontal directional drilling systems, drill pipe, downhole tools, vacuum excavation systems, excavator-tool carriers, mini skid steers, and the Zahn™ family of power utility equipment. All of these products are recognized around the world for their advanced design, rugged construction, long-term durability, ease of use, and reliability. This product line represents the most complete range of equipment for installing utilities underground. For more information about the new Ditch Witch Platinum Card Plus, please call 800-654-6481 or visit ditchwitch.com.

Any trademarks referred to herein, in association with goods and/or services of companies other than CNH America LLC, are the property of those respective companies.